UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 15, 2020

Zyla Life Sciences

(Exact name of Registrant as specified in its charter)

Delaware	001-36295	46-3575334
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 Lee Road, Suite 100

Wayne, Pennsylvania 19087

(610) 833-4200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock, par value $0.001 per share	ZCOR	OTCQX

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On May 15, 2020, Zyla Life Sciences (the “Company”) issued a press release (“Press Release”) announcing its financial results for its first quarter ended March 31, 2020. A copy of that press release and the attached financial schedules are attached as Exhibit 99.1 to this report and incorporated herein by reference.

The information included in this Item 2.02 (including Exhibit 99.1) is being furnished pursuant to Item 2.02 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 8.01 – Other Events

The Press Release contained information relating to the proposed transaction (the “Merger”) between the Company and Assertio Therapeutics, Inc., a Delaware corporation (“Assertio”), pursuant to the terms of an Agreement and Plan of Merger, dated as of March 16, 2020, by and among the Company, Assertio, Assertio Holdings, Inc., Zebra Merger Sub, Inc. and Alligator Merger Sub, Inc. The relevant portions of the Press Release that relate to the Merger are set forth below.

[****] said Todd Smith, president, chief executive officer (CEO) and director of Zyla. “Even in this turbulent time, we believe we have the commercial foundation needed to continue growing our portfolio. We look forward to moving toward the close of the proposed merger with Assertio and a promising future.”

Recent and First Quarter Highlights

•	Announced merger with Assertio Therapeutics on March 16, 2020, with combined company pro-forma 2019 revenue of approximately $128 million and combined synergy potential of upwards of $40 million allowing for anticipated pro-forma 2020 non-GAAP adjusted EBITDA margins greater than 25% and net leverage of less than two times.

Note Regarding Use of Non-GAAP Financial Measures

Zyla provides non-GAAP adjusted EBITDA margin, or earnings before interest, taxes, depreciation and amortization margin, as a financial measure. Zyla believes that this non-GAAP financial measure, when considered together with the GAAP figures, can enhance an overall understanding of Zyla's financial performance and the financial performance of the proposed combined company. The non-GAAP financial measure is included with the intent of providing investors with a more complete understanding of operational results and trends. In addition, this non-GAAP financial measure is among the indicators Zyla's management uses for planning and forecasting purposes and measuring their respective company's performance and which the combined company expects to use to measure the combined company’s performance. It should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. This non-GAAP financial measure may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

Proposed Merger
On March 16, 2020 Assertio Therapeutics and Zyla announced that they entered into a definitive merger agreement. The boards of directors of both companies have approved the Merger and the Agreement. The Merger is currently expected to close in the second quarter of 2020, subject to approval by Assertio stockholders and by Zyla stockholders, and the satisfaction of other customary closing conditions. Additional details can be found in Assertio's and Zyla's respective Current Reports of Form 8-K filed with the Securities and Exchange Commission on March 17, 2020.

Safe Harbor
Statements included in this press release that are not historical in nature and contain the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "suggest," "target," "potential," "will," "would," "could," "should," "continue," "look forward to" and other similar expressions are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are subject to known and unknown uncertainties and risks. Actual results could differ materially from those discussed due to a number of factors, including, but not limited to: our ability to continue as a going concern; the impact of our bankruptcy on our business going forward, including with regard to relationships with vendors and customers and the costs and expenses resulting from our bankruptcy; the impact of our acquisition of five products from Iroko Pharmaceuticals, Inc., including our assumption of related liabilities, potential exposure to successor liability and credit risk of Iroko and its affiliates; our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; our current and future indebtedness; our ability to maintain compliance with the covenants in our debt documents; the level of commercial success of our products; coverage of our products by payors and pharmacy benefit managers; our ability to execute on our sales and marketing strategy, including developing relationships with customers, physicians, payors and other constituencies; the rate and degree of market acceptance of any of our products; the success of competing products that are or become available; the entry of any generic products for any of our products; recently enacted and future legislation and regulations regarding the healthcare system; the accuracy of our estimates of the size and characteristics of the potential markets for our products and our ability to serve those markets; our failure to recruit or retain key personnel, including our executive officers; obtaining and maintaining intellectual property protection for our products; our ability to operate our business without infringing the intellectual property rights of others; our ability to integrate and grow any businesses or products that we may acquire; the outcome of any litigation in which we are or may be involved; the risk that the conditions to the closing of the proposed merger with Assertio (the “Merger”) are not satisfied, including the risk that required stockholder approvals for the proposed Merger are not obtained; the occurrence of any event, change or other circumstances that either could give rise to the right to terminate the Agreement; the risk of litigation relating to the proposed Merger; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed Merger; risks related to disruption of management time from ongoing business operations due to the proposed Merger; unexpected costs, charges or expenses resulting from the proposed Merger; competitive responses to the proposed Merger and the impact of competitive services; certain restrictions during the pendency of the Merger that may impact our ability to pursue certain business opportunities or strategic transaction; potential adverse changes to business relationships resulting from the announcement or completion of the Merger; the combined company's ability to achieve the growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the combined company's existing businesses; negative effects of this announcement or the consummation of the proposed Merger on the market price our common stock, credit ratings and operating results; legislative, regulatory and economic developments, including changing business conditions in the industries in which we operate; the impact of disasters, acts of terrorism or global pandemics; general market conditions; and other risk factors set forth in Zyla's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission (SEC) and in other filings Zyla makes with the SEC from time to time. While Zyla may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to update or revise any forward-looking-statements contained in this press release whether as a result of new information or future events, except as may be required by law.

No Offer or Solicitation

This communication relates to a proposed business combination involving Assertio and Zyla. The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Assertio's stockholders and Zyla's stockholders for their consideration. In connection with the proposed Merger, Assertio and Zyla filed a joint proxy statement (the "Joint Proxy Statement") in connection with the solicitation of proxies by Assertio and Zyla in connection with the proposed Merger. Assertio filed a registration statement on Form S-4 (the "Form S-4") with the SEC, in which the Joint Proxy Statement was included as a prospectus. Assertio and Zyla also intend to file other relevant documents with the SEC regarding the proposed Merger. The definitive Joint Proxy Statement was mailed to Assertio's stockholders and Zyla's stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF ASSERTIO AND INVESTORS AND STOCKHOLDERS OF ZYLA ARE URGED TO READ THE DEFINITIVE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT, REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Joint Proxy Statement, any amendments or supplements thereto and other relevant materials, and any other documents filed by Assertio or Zyla with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC's website at www.sec.gov or free of charge from Assertio at www.assertiotx.com or by directing a request to Assertio's Investor Relations Department at investor@assertiotx.com or from Zyla at www.zyla.com or by directing a request to Zyla's Investor Relations Department at ir@zyla.com.

Participants in the Solicitation

Assertio, Zyla and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies in connection with the proposed Merger. Information regarding Assertio's directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, that was filed with the SEC on April 8, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, that was filed with the SEC on March 10, 2020. Information regarding Zyla's directors and executive officers is available in its form 10-K/A, that was filed with the SEC on April 27, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, that was filed with the SEC on March 26, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement and other relevant materials relating to the proposed Merger filed with the SEC.

Item 9.01 — Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated May 15, 2020, announcing financial results for the quarter ended March 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2020	Zyla Life Sciences

	By:	/s/ Todd N. Smith
Name: Todd N. Smith
Title: President and Chief Executive Officer